Monthly Report - August, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,418,494     (14,287,119)
Change in unrealized gain (loss) on open          (8,941,785)     (12,782,755)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           15,739
      obligations
   Change in unrealized gain (loss) from U.S.        (28,221)         (42,281)
      Treasury obligations
Interest Income 			               48,029          491,046
Foreign exchange gain (loss) on margin
    deposits 					      (2,275)        (351,509)
				                 ------------    -------------
Total: Income 				          (7,505,758)     (26,956,879)

Expenses:
   Brokerage commissions 		            1,798,991       17,374,302
   Management fee 			               41,275          415,065
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  295           49,166
   Administrative expense 	       	              130,961        1,127,976
					         ------------    -------------
Total: Expenses 		                    1,971,522       18,966,509
Net Income(Loss)			   $      (9,477,280)     (45,923,388)
for August, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (368,990.721    $     8,201,384    352,114,957    360,316,341
units) at July 31, 2013
Addition of 		 	              0        453,457        453,457
467.413 units on August 1, 2013
Redemption of 		 	              0   (12,699,895)   (12,699,895)
(13,244.111) units on  August 31, 2013*
Net Income (Loss)               $     (176,996)    (9,300,284)    (9,477,280)
for August, 2013
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2013
(356,319.270 units inclusive
of 105.247 additional units) 	      8,024,388    330,568,235    338,592,623
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2013 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (2.68)% 	(11.43)%  $      939.98	  333,465.381 $   313,450,150
Series 2     (2.34)% 	 (8.91)%  $    1,085.21	      165.774 $       179,900
Series 3     (2.32)% 	 (8.76)%  $    1,094.21	   20,805.471 $    22,765,470
Series 4     (2.16)% 	 (7.53)%  $    1,167.03	    1,882.644 $     2,197,103

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			September 11, 2013
Dear Investor:


The Trust was unprofitable in August. Losses from trading metals and financial futures outweighed gains from trading energy and grain futures. Trading of livestock and soft commodity futures was nearly flat.

Metal prices rose on a better growth outlook and losses were sustained on short positions in both industrial and precious metals, especially zinc, aluminum and silver. Most positions were reduced or reversed.

Trading of equity futures was volatile. Long positions produced profits early in the month as economic data suggested that growth prospects throughout the global economy were improving. However, as worries about a Western intervention in Syria and expected Federal Reserve tapering gained momentum in the second half of the month, the profits reversed to a loss. Long positions in European and U.S. equity futures were unprofitable, and long positions in Canadian, Australian, South African and Japanese futures were slightly profitable. A short VIX trade was unprofitable in the wake of the increased volatility. Short positions in Chinese and Korean equity futures were unprofitable as China's growth outlook improved.

Trading of interest rate futures was fractionally negative. Long positions in German and French notes and bonds were unprofitable and were reduced as rates increased. Trading of U.S., Aussie and U.K. futures were marginally unprofitable. On the other hand, short positions in Canadian and Japanese interest rate futures were somewhat profitable.

Currency trading produced a marginal loss. Long euro trades versus the Turkish lira, South African rand and Norwegian krone were profitable, as were long Swiss franc/Norway and pound sterling/Aussie dollar positions. Long dollar trades against the currencies of Brazil and India, and to a lesser extent versus the currencies of Turkey and the Philippines were also profitable. However, short dollar trades against the euro, Mexican peso and Israeli shekel, and long dollar trades versus the currencies Norway, Sweden, Switzerland, Poland, New Zealand, Australia, Canada and Japan generated more than offsetting losses.

The heightened troubles in the Middle East, together with the somewhat better economic outlook, pushed energy prices higher. Consequently, long positions in crude oil, heating oil and London gas oil were profitable.

Long positions in soybeans and soybean meal were profitable as weather factors reduced the supply outlook. A short soybean oil position was slightly unprofitable, as was a long cotton trade.



			   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman